April 27, 2005



VIA EDGAR

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, DC 20549

         Re:      HMG/Courtland Properties, Inc.
                  Form 10-KSB for the year ended December 31, 2004 File No. 1-07805
                  ___________________________________________

Dear Mr. Jacobs:

         This letter responds to the comments in your letter to HMG/Courtland Properties, Inc. (the "Company"), dated April 21, 2005. The comments in your letter related to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as identified in the caption above. For ease of review, your comments have been repeated below appearing in italics.

            1. Please supplementlly advise us why you have not allocated any of the purchase price to intangible assets such as marketing-related intangible assets, including "trademarks and other rights" or contract-based intangible assets, such as service agreements or lease agreements. Refer to paragraph 39 and A14 of SFAS 141. Additionally, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

            2. Amend the exhibits to include all of the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a). Refer to Item 601 of Regulation S-B and Question 1 of the Staff's Exemption Order on Management's Report on Internal Control over Financial Reporting and Related Auditor Report Frequently Asked Questions dated January 21, 2005 for guidance.

HMG/Courtland Properties, Inc. Responses

         1. In accordance with paragraph 39 of SFAS 141, we have not separately allocated any of the purchase price to intangible assets because they do not meet the criteria for recognition apart from goodwill. The acquired intangible




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assets include trademarks and other rights that are not capable of being sold, transferred, licensed, rented, exchanged, separated or divided from the acquired assets.


         2. Exhibits 31A and B have been amended to include all of the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a).

         We acknowledge that:

            o The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB;

            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB; and

            o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Pursuant to your request and Rule 101 of Regulation S-T, this letter is being filed via EDGAR. We trust that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at your earliest convenience.

                                       Sincerely,


                                       /s/ Larry Rothstein
                                       -------------------
                                       Larry Rothstein
                                       Principal Financial Officer





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